Ad 6-8-2004

VF 6-3-04

04016749

ED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-47198 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macquarie Securities Inc.

Macquarie Securities (USA) Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 22nd Floor
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

SEC MAIL RECEIVED JUN 01 2004 WASH. D.C. 155 SECTION PROCESSING

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendy Adams 212-548-6525
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Wendy Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Equities (USA) Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary

Title

LESLIE R. ALWADISH
Notary Public, State of New York
No. 31-4852847
Qualified in New York County 2006
Commission Expires February 10,

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditors report on internal accounting control.
- ■ (p) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Macquarie Securities (USA) Inc.

(Formerly Macquarie Equities (USA) Inc.)

## Statement of Financial Condition

March 31, 2004

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Board of Directors
and Stockholder of
Macquarie Securities (USA) Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Securities (USA) Inc. (the "Company") (formerly known as Macquarie Equities (USA) Inc.) at March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

May 19, 2004

# Macquarie Securities (USA) Inc.
## Statement of Financial Condition
## March 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 17,492,066 |
| Cash segregated for the exclusive benefit of customers | 300,000 |
| Deposits with and receivable from clearing broker | 205,299 |
| Receivable from affiliated broker-dealer | 11,913,868 |
| Receivable from Parent and affiliates | 9,102,315 |
| Receivable from customers | 675,223 |
| Investment, at fair value | 500,000 |
| Deferred tax asset | 812,131 |
| Other assets | 45,880 |
| Total assets | $ 41,046,782 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities | |
| Payable to customers | $ 11,913,868 |
| Bonuses payable | 9,925,000 |
| Accrued professional fees | 2,693,002 |
| Accrued expenses | 915,043 |
| Payable to affiliated broker-dealer | 675,223 |
| Payable to affiliates | 213,359 |
| Total liabilities | 26,335,495 |
| Stockholder's equity | |
| Common stock - $.01 par value - 1,000,000 shares authorized; 150,286 shares issued and outstanding | 1,503 |
| Additional paid-in capital | 14,948,497 |
| Deficit | (238,713) |
| Total stockholder's equity | 14,711,287 |
| Total liabilities and stockholder's equity | $ 41,046,782 |

The accompanying notes are an integral part of this statement of financial condition.

## 1. Organization and Description of the Business

Macquarie Securities (USA) Inc. (the "Company") (formerly Macquarie Equities (USA) Inc.) is a wholly owned subsidiary of Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Bank Limited ("MBL"), an investment bank operating in Sydney, Australia.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Effective June 1, 2003 the company received approval from the NASD to expand its membership agreement to include the activities of an affiliated broker-dealer and to change its name from Macquarie Equities (USA) Inc to Macquarie Securities (USA) Inc. The Company acts as broker of Australian securities and to a lesser extent US securities. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors. During the year, the operating activities of Macquarie Corporate Finance (USA) Inc. were transferred to the Company, and no account balances were transferred. The Company, in conjunction with other affiliates and MBL, also participates in arranging cross border leasing projects on behalf of independent third parties. The Company also participates in arranging and advising on cross border leasing, project finance and corporate finance projects independently of MBL.

## 2. Summary of Significant Accounting Policies

### Cash Equivalents
The Company considers investments in a money market account to be cash equivalents. At March 31, 2004 substantially all the Company's cash is held at one major US commercial bank.

### Cash Segregated for the Exclusive Benefit of Customers
Cash segregated for the exclusive benefit of customers is deposited in a special reserve account in accordance with SEC Rule 15c3-3.

### Receivables from and Payables to Brokers, Dealers, and Customers
Receivables from and payables to brokers, dealers, and customers consist of amounts related to securities failed to deliver and receive and are recorded at the contract value of the securities not delivered and received on a settlement date basis.

### Deposits with and Receivable due from Clearing Broker
Deposits with and receivable from clearing broker represents amounts deposited with the clearing broker in addition to certain commissions and fees receivable that are remitted to the Company on a monthly basis. The Company is required to maintain a minimum deposit of $150,000 at the clearing broker which is to be returned to the Company within 30 days after the termination of the clearing agreement.

### Income Taxes
The Company is included in the consolidated federal and combined state and local income tax return filed by the Parent. Income taxes are provided for under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

**Investment, at Fair Value**
The Company has invested in an operating company, which is controlled by an investment vehicle sponsored by MBL. The investment is carried at estimated fair value.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

## 3. Related Party Transactions

**Service Fees Receivable**
The Company executes and clears all Australian securities transactions through an affiliated broker-dealer in Australia. In addition, the Company has a formal agreement with the affiliated broker-dealer whereby the Company receives from the affiliate an amount equal to 110% of the sum of all costs incurred by the Company, exclusive of interest, clearing broker charges, certain reimbursed expenses and taxes, in the conduct of its business as a broker-dealer as consideration for exclusively utilizing the execution and settlement services of the affiliated party for Australian securities transactions. Included in receivable from affiliate at March 31, 2004 is $2,295,843 related to service fees receivable in connection with this agreement.

**Fee Income Receivable**
For the year ended March 31, 2004, the Company earns income from its participation in various structured financing projects. Included in receivable from affiliate at March 31, 2004 is $2,331,147 related to amounts due from the MBL for the Company's participation in the structured financing projects.

Pursuant to a management and administration services agreement with the Parent, the Parent provides the Company with the personnel to perform certain management, administrative and clerical services and makes available the use of certain property and facilities. The Parent also provides employees to the Company per an employee leasing arrangement and acts as paying agent for the Company. Included in receivable from affiliates is $1,921,484 which represents various operating receivables, and $2,553,841 of cash on deposit with MBL. The Company received interest income of $17,251 from MBL during the year. In addition, as of March 31, 2004, the Company has a payable in the amount of $213,359 related to expenses paid on behalf of the Company by affiliates.

## 4. Income Taxes

The Company is a member of a consolidated group for US federal and state income tax purposes. A formal tax sharing agreement between the Company and its US Parent provides for federal and state income taxes, to be determined on a separate company basis.

Deferred taxes result from taxable losses and temporary differences. Temporary differences include accruals and reserves not deductible for tax purposes. Deferred taxes resulting from tax losses are included in receivable from Parent and affiliates on the statement of financial condition, and the Company has disclosed deferred taxes on temporary differences separately in the statement of financial condition, which is also a receivable from the Parent.

## 5. Fair Value of Financial Instruments

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature.

## 6. Commitments and Contingencies

The Company clears all of its U.S. securities transactions through a U.S. clearing broker and Australian securities transactions through an affiliated Australian clearing broker. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At March 31, 2004, the Company did not record liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

## 7. Retirement Plan

The Company participates in the Parent's 401(k) Plan. Contributions to the 401(k) Plan are matched, up to a specified limit. Substantially all employees are eligible to participate in the plan.

## 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to operate under the alternative method for determining minimum net capital under paragraph (f) of SEC Rule 15c3-1, under which the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items in accordance with the Computation for Determination of Reserve Requirements (SEC Rule 15c3-3). At March 31, 2004, the Company had net capital of $4,228,508, which was $3,976,726 in excess of its required net capital of $251,782.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000



**Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5**

To the Board of Directors
and Stockholder of
Macquarie Securities (USA) Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Macquarie Securities (USA) Inc. (the "Company") (formerly known as Macquarie Equities (USA) Inc.) for the year ended March 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

PRICEWATERHOUSECOOPERS

preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Stockholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 19, 2004